Aspen Group Reports First Quarter Results

OKLAHOMA CITY, Oklahoma August 20, 2003 -- Aspen Group Resources Corporation, (TSE: ASR, OTCBB: ASPGF) (“Aspen” or the “Company”), announced its financial results for the first quarter of fiscal 2003 ended March 31, 2003. As announced on May 14, 2003, Aspen received an extension from the Ontario Securities Commission to file its first quarter financial statements due to a complete network storage malfunction that affected the Company’s accounting system in Oklahoma City. Aspen reports its results in US dollars.

For the three-month period ended March 31, 2003, Aspen reported revenues of $2,681,986 compared to $2,326,158 recorded in the same period last year. For the period, Aspen recorded net income of $6,140, or $0.00 per share, versus a net loss of $594,605 or $0.02 per share.  Comparative results from operations were positively impacted by higher sustained natural gas prices during the first part of the year and by company-wide cost reductions implemented by Aspen’s new management.

Comparative summary results for three-month period ended March 31, 2003 are shown in the following tables. Additional information is contained in the Company’s financial statements, which are available for review in the SEDAR database.

Condensed Consolidated Audited Summary Balance Sheet as at

(In US Dollars)

               Mar 31, 2003       Dec 31, 2002

Assets
Current assets	$3,861,670	$5,758,071
Oil and gas properties (net of depletion)	44,174,995	44,967,314
Property, equipment and other assets (net of depreciation)	1,088,523	1,810,939
Total Assets	$49,125,188	$52,536,324

Liabilities and Stockholders’ Equity
Accounts payable and accrued interest and expenses	$6,198,864	$7,119,338
Notes payable and current maturities of long-term debt	12,862,669	16,197,027
Long-term debt, net of current maturities	814,631	1,075,777
Provision for Site Restoration	271,241	264,522
Deferred Income Taxes	177,793	81,053
Stockholders’ Equity	28,799,990	27,798,607
Total Liabilities and Stockholders’ Equity	$49,125,188	$52,536,324

August 20, 2003

Aspen Group Resources Corporation

Page 2 – Q1

Condensed Consolidated Summary Statements of Operations

(In US Dollars)

	Three Months ended Mar 31
	2003	2002
Revenue	$2,681,986	$2,326,158
Expenses
Production, operating	1,065,372	1,305,654
General, administrative	469,645	648,936
Depreciation, depletion	773,929	853,769
Interest, financing costs	224,521	201,480
Total expenses	$2,533,467	$3,009,839

Net income (loss) before taxes	$148,519	$(683,681)
Income taxes benefit (expense)	(96,740)	89,076
(Loss) on sale of assets	(45,639)	-
Net income (loss) after tax	$6,140	$(594,605)

Net income (loss) per share	$0.00	$(0.02)

Weighted avg. shares	45,911,370	36,053,539

Aspen Group Resources Corporation is an independent oil and natural gas producer engaged in the acquisition, exploration, production and development of oil and natural gas properties in the Mid Continent Region in the US and the Western Canadian Basin in Canada. Aspen’s shares trade on The Toronto Stock Exchange under the symbol ASR and on the OTCBB under the symbol ASPGF.

Additional information on Aspen Group Resources Corporation is available from:

Kevin O’Connor

877-775-8734

koconnor@aspengroupresources.com

-or-

Carla Driedger

Corporate Secretary

carla.driedger@cmt.net

403-777-9152